EXHIBIT 99.1

Coastal.com Sets Fiscal Third Quarter 2013 Earnings Call for Thursday, September 12, 2013 at 10:30 a.m. ET

VANCOUVER, British Columbia, Sept. 5, 2013 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal.com") (Nasdaq:COA) (TSX:COA), the leading online retailer of glasses, sunglasses and contact lenses, will conduct a conference call on Thursday, September 12, 2013 at 10:30 a.m. ET (7:30 a.m. PT) to discuss its financial results for the fiscal third quarter ended July 31, 2013. The financial results are expected to be issued in a press release prior to the call.

Participating in the call will be Coastal.com Founder and CEO Roger Hardy, President Gary Collins and CFO Nick Bozikis.

To attend the call, participants may dial:

North American Toll Free: 1-877-941-1427

To listen live via your PC and view the presentation, log into http://public.viavid.com/index.php?id=105993.

The link can also be accessed at www.Coastal.com under the investor relations tab.

A replay of the call will be available for 7 days. To access the replay, listeners may dial:

North America Toll Free: 1-877-870-5176
Passcode: 4639108

About Coastal.com

Coastal.com is the leading manufacturer and online retailer of eyewear products offered through a family of world class websites. Established in 2000, the Coastal.com family of brands provides customers with an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses. Coastal.com's vision is to provide our customers with stylish high quality eyewear quickly, so they can see everything life has to offer. For more information about Coastal.com (Nasdaq:COA), visit www.coastal.com.

CONTACT: Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal Contacts Inc.
         604.676.4498
         terryv@coastal.com
         or
         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com